December 24, 2014

BY EDGAR AND BY HAND

Mr. Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted August 18, 2014
CIK No. 0001611820

Dear Mr. Shuman:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated September 5, 2014, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to confidential draft no. 2 of the Draft Registration Statement on Form F-1 (CIK No. 0001611820) (“Draft Registration Statement”) confidentially submitted to the Commission on August 18, 2014. For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

Mr. Mark P. Shuman

December 24, 2014

This letter is being submitted together with confidential draft no. 3 of the Draft Registration Statement (“Draft No. 3”). Draft No. 3 includes updates that are responsive to the Staff’s comments as well as certain other disclosure updates. Draft No. 3 also includes restated annual and interim consolidated financial statements that include corrections of errors that are unrelated to the Staff’s comments. Please see Notes 35 and 20 to the Company’s annual and interim consolidated financial statements, respectively, that are included in Draft No. 3. For the convenience of the Staff, we are also sending, by hand, hard copies of this letter and of Draft No. 3, marked to show changes from the Draft Registration Statement as previously confidentially submitted. All page references in the responses set forth below are to the pages of Draft No. 3.

We direct the Staff’s attention to the audit report of the Company’s independent auditors included on pages F-2 to F-3 of Draft No. 3. The Company’s independent auditors have presented a “to-be-issued” audit report as the consolidated financial statements have been retrospectively revised to reflect the disposal of the Company’s data management business. The disposal of this segment did not meet the criteria for discontinued operation presentation as of the latest balance sheet included in the Draft Registration Statement confidentially submitted on June 30, 2014. However, the criteria was subsequently met on September 19, 2014, and this business component was disposed on September 30, 2014 as described further in Note 3(1) to the Company’s annual and interim consolidated financial statements included in Draft No. 3. The Company is seeking the Staff’s review of these consolidated financial statements notwithstanding the “to-be-issued” audit report, in reliance on the guidance provided in Topic VIII.C at the June 25, 2014 CAQ SEC Regulations Committee meeting.

We would like to thank you on behalf of the entire working group for your review of the amendment.

General

1.	We note your response to prior comment 1 that disclosure expressing your belief that emerging growth company status is not necessary because you do not intend to take advantage of any benefit accorded to emerging growth companies. Given that you retain your ability to provide scaled disclosure in future filings as an emerging growth company, disclosure regarding your emerging growth company status appears appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 43 to include disclosure regarding the Company’s status as an emerging growth company.

Mr. Mark P. Shuman

December 24, 2014

2.	We note your response to prior comment 7 that disclosure regarding your controlled company status is not necessary because you do not plan to avail yourself of the controlled company exemptions. Given that you could decide to use the exemptions available to you as a controlled company, particularly if you lose your status as a foreign private issuer as you note in your response, disclosure regarding your controlled company status appears appropriate. Please revise or provide an analysis as to why the risk of reliance on the controlled company exemptions is not material to investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 to include disclosure regarding the Company’s ability to avail itself of the controlled company exemptions.

Risk Factors

We may be classified as a passive foreign investment company for U.S. federal income tax purposes…, page 38

3.	As requested in our prior comment 11, disclose in this risk factor that you do not intend to provide the information that would enable your shareholders, including your ADS holders, to make a qualified electing fund (“QEF”) election, which election could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 to disclose that the Company does not intend to provide the information to enable the Company’s shareholders to make a QEF election.

Use of Proceeds, page 48

4.	We note your new disclosure that part of the proceeds from this offering may be used to repay outstanding debt. If a material part of the proceeds is to be used to discharge, reduce or retire indebtedness, you should describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. See Item 3.C of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 to include interest rates and maturity of its outstanding indebtedness that may be repaid with the proceeds of this offering. The Company respectfully advises the Staff that none of such indebtedness that the Company currently expects to repay with the proceeds from this offering was incurred within the past year.

Mr. Mark P. Shuman

December 24, 2014

Dilution, page 51

5.	Please disclose the number of shares held by the existing shareholders and the total consideration paid for those shares in the next amendment. To the extent that the total consideration includes non-cash payments, include a footnote to indicate the amount of that non-cash consideration. It appears that the information regarding existing shareholders is known and may not be excluded in reliance upon Rule 430A.

In response to the Staff’s comment, the Company has revised the disclosure on page 136 to include the total consideration paid by the existing shareholder.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 61

6.	We note decreasing rates of quarterly growth in your MAU’s over the periods presented among Global, Japan, Taiwan and Thailand and the Rest of the World. Please revise your disclosure to address any significant trends in the historical periods and any reasonably likely material effect of those trends on future financial performance. See Form 20-F Part I. Item 5 “Operating and Financial Review and Prospects D. Trend Information,” for further guidance.

In response to the Staff’s comment, the Company has added additional disclosure on page 66 to discuss the slowdown in MAU growth in recent periods, as well as management’s view as to the effect of such trend on the Company’s future financial performance.

Mr. Mark P. Shuman

December 24, 2014

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand, page 30

7.	We note your responses to comment 16 and 19. However, we continue to believe that the number of paying players is important information to users of your financial statements, as it is a key indicator of your ability to monetize your LINE games user base and will be a critical component of your future growth. We note your disclosure on page 62 that your ability to monetize your user base and engagement is critical to your financial performance. Please revise your disclosures to include this information, or further explain why you do not believe it is indicative of your ability to monetize your LINE games.

The Company respectfully advises the Staff that management does not rely on the number of paying players to monitor its revenues or profits from LINE Games or evaluate the performance of its game business. Instead, as part of the Company’s growth strategy, management is primarily focused on acquiring additional users of the various products and services offered on the LINE platform, including games, and its primary focus for the game business is to continue to serve as a leading publisher of games developed by third parties. Although the Company has launched two internally-developed games in recent quarters, a large majority of the Company’s revenues from LINE Games continue to derive from publishing of third-party games. As indicated in the Company’s response to comments No. 17 and 18, third-party game developers bear all responsibilities regarding the game content offered to end users, and they are the ones who determine optimal monetization and player acquisition strategies. In addition, paying user metrics may be susceptible to temporary impacts resulting from marketing initiatives as determined by the third-party developers or timing of specific product launches, and therefore less informative for purposes of evaluating LINE’s game business. The Company also believes that the presentation of paying player data may potentially place undue emphasis on the Company’s games segment over the balance of LINE’s diverse services, across which MAU data provides a more consistently applicable measure of performance.

Therefore, the Company believes that the more relevant and important metrics in evaluating its game business are MAUs of LINE Games, downloads of LINE Games and revenues from LINE Games, as well as the trends associated with such information, which are discussed in the Draft Registration Statement. In addition, management has not been able to discern meaningful trends in the number of paying players not otherwise already discernible from observable trends in the above information.

Mr. Mark P. Shuman

December 24, 2014

8.	We note your use of measures of active users and user engagement as indicators affecting revenues and financial performance. You also disclose that your ability to monetize increases in your user base and engagement are critical to your financial performance. In this regard please tell us what consideration you gave to disclosing the revenues or bookings per user on a periodic, comparative basis for the reported periods in the filing.

The Company respectfully advises the Staff that management does not rely on calculations of revenue or bookings per user to monitor revenue or evaluate business performance. The Company believes that, in the Company’s current stage of development, such metrics are not very meaningful, as the Company primarily focuses on overall growth in users and user engagement. The Company believes that its current expansion strategy into regions beyond its core markets of Japan, Taiwan and Thailand makes revenue or bookings per user data more susceptible to fluctuation resulting from changes in the geographic composition of the Company’s user base. As the Company continues its global expansion and targets both regions with historically low spending on digital products and services, such as India, Indonesia and Latin America, as well as regions with historically high spending on digital products and services, such as the United States, the Company believes that its revenue or bookings per user is more likely to fluctuate from period to period largely based on the results of its global expansion efforts.

Accordingly, management believes that revenue or bookings per user information has limited value in evaluating the Company’s business performance. Instead, the Company believes the metrics provided in the Draft Registration Statement including MAUs, revenue, MAUs by geography, revenue by business category, as well as the trends associated with these metrics that are discussed in the Draft Registration Statement, offer a detailed picture of the Company’s business and are the metrics used by management to make decisions and evaluate business performance. The Company also notes that, although revenue per user could be calculated from the data currently disclosed in the Draft Registration Statement, it believes providing such calculations would not be consistent with the level of importance the Company places on revenue per user in managing its business.

Mr. Mark P. Shuman

December 24, 2014

Results of Operations

Comparison of the Six Months Ended June 30, 2013 and 2014

Revenues

Communication and Content

Content, page 71

9.	Please quantify the material sources of change that contributed to the changes in your revenue, including the increase due to new games and the increase due to LINE Rangers, for which revenue is recognized on a gross basis. Please also disclose the number of paying players for these periods and clarify the reasons for any difference between the percentage increase in paying players and the percentage increase in revenues. Clarify whether there have been any pricing changes, or changes in average spending per player.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 to quantify the increase in revenue recognized attributable to LINE Rangers, for which revenue is recognized on a gross basis.

With respect to the Staff’s comment on disclosing the number of paying players, the Company respectfully refers the Staff to its response to comment No. 7. As stated in that response and as disclosed in the Draft Registration Statement, the Company believes that the trends in MAUs over the presented periods provide the most informative metric for explaining the trends in revenue over their respective periods.

In October, 2013, the Company increased the pricing of LINE Games in response to Apple and Google rebalancing their pricing to account for fluctuations in exchange rates, which change was not material.

With respect to changes in average spending per player, the Company respectfully refers the Staff to its response to comment No. 8. The Company respectfully advises the Staff that the Company believes the metrics provided in the Draft Registration Statement as well as the trends associated with such metrics that are discussed in the Draft Registration Statement, offer a detailed picture of the Company’s business and are the metrics used by management to make decisions and evaluate business performance.

Mr. Mark P. Shuman

December 24, 2014

10.	Tell us what consideration you gave to separately disclosing revenue you earn from each of your major games, including revenues you recognize on a gross basis and revenues you recognize on a net basis.

The Company respectfully advises the Staff that it previously considered disclosing revenues generated from each of the Company’s major games offered on the LINE platform. However, the popularity of such games fluctuates significantly from period to period, in part because a majority of the Company’s current game portfolio consists of casual games with relatively short life cycles. Demand for such games is substantially influenced by the timing of launch of other games on the LINE platform with similar characteristics. Accordingly, none of the Company’s four most popular games in terms of revenue in the first six months of 2013 were ranked among the four most popular games in the first six months of 2014. Furthermore, revenues from the Company’s games are recognized on a net or gross basis depending on whether they are developed internally or by third-party developers. As such, the Company does not believe that providing revenue attributable to each game would be informative or meaningful from an investor’s perspective.

Third-party game developers are also reluctant to provide the Company with permission to disclose the revenues generated from their respective games offered on the LINE platform, and the Company believes that including such information in the Draft Registration Statement would adversely impact the Company’s ability to attract third-party game developers.

The following table presents a breakdown of the Company’s revenues from LINE Games by revenue recognition basis, which have fluctuated from period to period. As indicated in the Company’s response to comment No. 9, the Company has quantified the increase in revenues recognized attributable to LINE Rangers on page 77.

	For the three months ended

	Mar. 31, 2013		Jun. 30, 2013		Sep. 30, 2013		Dec. 31, 2013		Mar. 31, 2014		Jun. 30, 2014

	(in millions of yen and in percentages)
Revenues from games recognized on a gross basis	¥ 838	49.6%	¥1,119	38.9%	¥ 926	25.5%	¥1,680	26.0%	¥1,124	20.3%	¥3,179	38.4%
Revenues from games recognized on a net basis	850	50.4	1,757	61.1	2,711	74.5	4,791	74.0	4,408	79.7	5,108	61.6

Revenues from LINE Games	¥1,689	100%	¥2,877	100%	¥3,637	100%	¥6,471	100%	¥5,533	100%	¥8,287	100%

Mr. Mark P. Shuman

December 24, 2014

Advertising

LINE Advertising, page 71

11.	Please explain the nature of your LINE Free Coins service that you introduced in June 2013, and your accounting policies for this service.

The Company advises the Staff that the “free LINE Coins service” is a pay-per-action advertising service the Company introduced in June 2013, pursuant to which advertisers may distribute LINE Coins without charge (referred to as “free LINE Coins”) to users who have taken certain actions. Pursuant to advertising agreements entered into with advertisers, an advertiser pays the Company a predetermined fixed fee per specific action taken by end users, such as successful downloading of an application or viewing of a commercial. In exchange, the Company publishes the applications or commercials produced by the advertisers on the LINE messaging platform. When an end user completes an action specified by the advertiser’s agreement with the Company, the Company issues the end user free LINE Coins. End users may redeem such free LINE Coins received through the free LINE Coins service for virtual items, such as LINE Stickers offered on the LINE messaging application.

The Company recognizes the fees received from advertisers using the free LINE Coins service as revenue in the period in which an end user takes the specified action, except for the portion of revenue attributable to free LINE Coins issued by the Company. The portion of the revenue attributable to free LINE Coins is measured at the average selling price of LINE Coins. Revenue related to unused free LINE Coins at the end of the accounting period is deferred, while revenue related to redeemed free LINE Coins is recognized in accordance with the revenue recognition accounting policy for the virtual item purchased. For instance, revenue related to free LINE Coins redeemed for LINE Stickers is recognized in accordance with the revenue recognition accounting policy of LINE Stickers, over the estimated usage period of LINE Stickers.

The Company has revised the disclosures on page 119 to better describe the nature of the free LINE Coins service. In addition, while revenue attributable to the free LINE Coins service was immaterial for the year ended December 31, 2013, the Company expects the related revenue to be material for the year ended December 31, 2014. Accordingly, the Company has added disclosure of the accounting policy for the free LINE Coins service in the consolidated financial statements on page F-25.

Mr. Mark P. Shuman

December 24, 2014

12.	We note your response to prior comment 20. Please disclose how you use cumulative download information in managing your business, consistent with the explanation set forth in your response. Further, tell us what consideration you gave to also disclosing the actual number of downloads performed during each period presented as this would appear to be more meaningful information and more reflective of your growth trend.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 to include information on how management uses cumulative download information in managing the Company’s business. The Company has also revised the disclosure on page 64 to disclose the actual number of downloads performed during each period presented.

Comparison of the Year Ended December 31, 2012 and 2013

Revenues

Communication and Content

Communication, page 78

13.	We note that revenue from communication increased 389% in 2013 primarily due to an increase in volume of Sticker sales. However, based on the daily average number of stickers sent, disclosed on page 62, it appears that the volume of stickers increased 150% from January 31, 2013 to December 31, 2013. Please revise your disclosure to clarify the other sources of the increase in revenue, including whether there were any pricing increases.

The Company respectfully advises the Staff that while the volume of stickers increased 150% from January 31, 2013 to December 31, 2013, the daily average number of Stickers sent between April 2012, when the Company first began charging fees for Stickers, and December 2012 was approximately 45 million compared to the daily average number of Stickers sent in 2013 of approximately 200 million, an increase of 344%, which the Company believes to be a more appropriate benchmark for assessing the increase in revenue for the full year ended December 31, 2013 versus the full year ended December 31, 2012. The Company does not believe that the increase in pricing of Stickers was a material factor in explaining the increase in revenues from communication and that there were no other material sources of increase to disclose.

Mr. Mark P. Shuman

December 24, 2014

Consolidated Financial Statements for the Years Ended December 31, 2012 and 2013

Notes to Consolidated Financial Statements

2. Basis of Presentation

(1) Basis of Consolidation, page F-9

14.	We note your disclosure that on August 1, 2014 the board of directors approved the reduction of capital contributed to date by Naver, which will result in the Company owning 100% of the equity capital in LINE Plus, and that the Group’s consolidated financial statements have been retroactively restated as if LINE Plus had been a wholly owned subsidiary of the Company since its establishment. Please clarify the authoritative literature you are relying on in restating your historical balance sheet and statement of operations to reflect this transaction, rather than reflecting it in a pro forma presentation. Further, please clarify the authoritative literature you are relying on in accounting for the change in minority interest, subsequent to the initial business combination, retrospectively, as if such change had occurred since the establishment of Naver.

The Company advises the Staff that both LINE and LINE Plus were, at all times, under the 100% direct or indirect control of NAVER Corporation, and the Company viewed this transaction as similar to a group restructuring of the Company prior to its IPO, and determined that the retroactive removal of the non-controlling interest resulted in a meaningful presentation to investors. The Company notes that currently there is no guidance for common control transactions under IFRS, and in reaching its determination to retroactively restate its financial statements, the Company considered, by analogy, the guidance under US GAAP for accounting for business combinations under common control.

After receiving the Staff’s comment, the Company reconsidered its analysis and determined that there is no authoritative guidance indicating it is appropriate to retroactively restate the effects of this transaction in the historical balance sheet and statement of operations. Accordingly, the Company has restored the non-controlling interest for LINE Plus to its historical financial statements. The Company notes that the transaction in question was consummated on September 5, 2014 and will be reflected, on a prospective basis, in future financial statements. Further, as the Company continues to believe that a presentation reflecting retroactive restatement of the transaction provides valuable information to investors, the Company has determined to provide pro forma financial information in accordance with Regulation S-X Article 11. Specifically, the Company has added pro forma statements of operations for the year ended December 31, 2013 and six months ended June 30, 2014 and a pro forma balance sheet as of June 30, 2014 on pages 56 to 59.

Mr. Mark P. Shuman

December 24, 2014

(20) Revenue, page F-20

15.	We note your response to prior comment 40. Please clarify if you considered whether the promotional virtual credits that you issue are linked with other revenue transactions you enter into with customers, and the authoritative accounting literature you are relying on in accounting for these credits.

The Company respectfully advises the Staff that the promotional virtual credits described in the Company’s response to prior comment No. 40, namely LINE Fortune Coin and LINE Manga Coin, are not linked with other revenue transactions the Company enters into with customers. The Company has determined that the issuance of such free promotional virtual credits represents a marketing expense and gives rise to present obligations to the third-party platform partners, i.e. licensing expense payable, in relation to the redemption of such credits by end users, and therefore has applied IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for these credits.

None of the free promotional virtual credits issued by the Company, except for free LINE Coins issued in connection with the free LINE Coins service, are linked to any revenue transactions. Please refer to the Company’s response to comment No. 11 for a discussion of the nature of and accounting policy for the free LINE Coins service.

(a) Line business and portal segment

(i) Communication-LINE Stickers, page F-21

16.	We note your statement in your response to prior comment 30 that you have primary responsibility for creating LINE Stickers. However, we note your disclosure on page 106 that Stickers include proprietary characters as well as characters created by third parties. Please clarify how you have primary responsibility for creating LINE Stickers with respect to characters created by third parties, and how you have primary responsibility for providing these goods.

The Company respectfully advises the Staff that the Company licenses copyrighted characters from third parties in creating some of the LINE Stickers. The process to create such LINE Stickers is as follows:

Step 1) The Company develops an idea for LINE Stickers based on characters created by third parties; or a third party seeks to collaborate with the Company and submits an idea for LINE Stickers to the Company.

Step 2) The Company and the third party collaborate to draft and finalize images to be used in a set of LINE Stickers.

Mr. Mark P. Shuman

December 24, 2014

Step 3) After the images are finalized, the Company is responsible for tailoring the images to the technical specifications of major mobile phone devices before making such LINE Stickers available to end users.

While both the Company and the third parties participate in the creative collaboration process as noted above, the role of the third-party licensors is generally limited to providing input on the creation of the images to ensure that such images are in compliance with the licensors’ quality standards. The Company has determined that it has the primary responsibility for creating LINE Stickers with respect to characters created by third parties because in addition to providing input to the image creation, it has sole responsibility for customizing such images and making them compatible with end users’ mobile phones, as well as for offering the Stickers to LINE end users for purchase.

As explained in the Company’s response to prior comment No. 30, the Company is responsible for listing LINE Stickers on the Stickers marketplace, and delivering the LINE Stickers to end users through the LINE messaging application. After considering all the factors discussed above, the Company has determined that it has the primary responsibility for providing these goods.

(ii) Content and Others-LINE Games and Applications

Games developed by third-party game developers, page F-21

17.	Please clarify the following factors, and tell us how you considered such factors, as well as your responsibility to provide continuing hosting services, in determining that you do not have primary responsibility for providing the service to the customer:

•	Whether you are responsible for reviewing and approving game content and have the right to terminate distribution of such content; and

•	Whether the games are played as a social game among LINE Platform members and your role in providing the communication functionality necessary to play the games.

Mr. Mark P. Shuman

December 24, 2014

The Company advises the Staff that the Company reviews the game content and functionality, as well as performs security and error checks, prior to publishing the games developed by third-party developers on the LINE platform. With respect to the termination of the distribution of the content, pursuant to the contractual agreement between the Company and the third-party game developers, distribution may be terminated, at any time, by mutual consent of the parties. In the event the Company would like to terminate the distribution of a game while the game developer would like to continue the distribution of the game on the LINE platform, the Company does not have the right to unilaterally terminate the distribution and would have to continue distributing the content until the end of the contractual period.

The Company advises the Staff that playing games with LINE ID enables the communication functionality among LINE platform members, such as score ranking among LINE platform members and real-time multi-player game mode for certain games. LINE ID is not necessary to play games that run on the Apple iOS platform, but is necessary to play certain games that run on the Google Android platform. For an end user with an Android device, he or she is required to log in using his or her LINE ID when playing certain games in certain markets, including Japan. For an end user with an Apple iOS device, he or she is encouraged, but not required, to log in using his or her LINE ID when playing the games. An Apple iOS end user without a LINE ID may play games as a guest, where game functionality does not differ between end users with or without a LINE ID, except that communication functionality is disabled when end users play games as guests.

The Company provides server hosting services to the third-party game developers in most cases. While server hosting is required to enable game play, the third-party game developers may elect to have other vendors provide such service. (Please see further discussion of the server hosting service in the Company’s response to comment No. 21 below.) Further, the third-party game developers are responsible for other key tasks in the provision of games to end users, such as the creation, development, debugging and upgrading of the game content. In addition, as detailed in the terms and conditions agreement between the Company and end users, the third-party game developers bear all responsibility regarding the game content offered to end users. An excerpt of such clause from the standard agreement is provided below:

“Business Partner’s Services

Contents or other services offered by other business partners cooperating with the Companies may be included within the Service. The business partners bear all responsibility regarding such contents and/or services offered. Furthermore, such contents and services may be governed by the explicit terms and conditions etc., which are set accordingly by the business partners.”

Mr. Mark P. Shuman

December 24, 2014

The Company has re-considered all relevant facts and circumstances, including the factors discussed above, in its response to prior comment No. 32, and in its response to comment No. 18 below, and has determined that the indicators are clearly weighted toward the third-party developers being the primary obligor for the sale of the in-game virtual items. The Company has concluded that it is acting as an agent in such transactions, and its primary role is to connect end users to the third-party game developers, as well as to facilitate the purchase of in-game virtual items.

18.	We note that you state in your response to prior comment 32 that the pricing is mutually agreed between you and third-party game developer. Tell us more about this process and how the pricing is determined. As part of your response, tell us if the contract relating to the purchase of virtual goods is between you and the end user, or between the game developer and the end user. Also, clarify whether you have the discretion to change the price, either as a customary business practice, or as allowed by the contract.

The Company advises the Staff that the contracts with the third-party game developers do not specify how pricing is determined. In practice, the pricing determination process involves mutual discussion and agreement between the Company and each third-party game developer. Generally, pricing of virtual items is first proposed by the third-party game developers. As the third-party game developers are responsible for developing the games, they are in a better position to determine optimal monetization strategies, including pricing of in-game virtual items. The Company also provides input on pricing of in-game virtual items, including whether such proposed pricing falls within a reasonable range in the markets in which such game is offered. However, pricing is determined only upon mutual agreement between the third-party game developer and the Company. Neither party has the right to unilaterally set the pricing of the in-game virtual items. The same process applies to a pricing change determination, which requires consent from both the Company and third-party game developers.

The Company advises the Staff that the terms and conditions agreement relating to the purchase of virtual goods is between the Company and end users. However, as discussed in the Company’s response to comment No. 17, as detailed in the terms and conditions agreement between the Company and end users, third-party developers bear all responsibility regarding the game content offered.

The Company has considered the factors discussed above, and has concluded that third-party game developers are the primary obligor for the sale of in-game virtual items to end users. Please refer to the Company’s response to comment No. 17 for additional analysis.

Mr. Mark P. Shuman

December 24, 2014

19.	We note in your response to prior comment 34 you state that you allocate fees from the sale of virtual items among channeling services, payment processing services and server hosting fees. Tell us how you determined that each of these services has commercial substance on a stand-alone basis and qualifies to be accounted for as a separate unit of accounting.

The Company advises the Staff that, in allocating the fees from the sale of virtual items among channeling services, payment processing services and server hosting fees, it considered the guidance in IAS 18.13, which states, in part:

“The recognition criteria in this Standard are usually applied separately to each transaction. However, in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. For example, when the selling price of a product includes an identifiable amount for subsequent servicing, that amount is deferred and recognized as revenue over the period during which the service is performed.”

The Company assessed the services promised in the contract to determine which services are separately identifiable under the above guidance, and concluded that each of the server hosting service, the channeling service, and the payment processing service has economic substance on a stand-alone basis and qualifies to be accounted for as a separate unit of accounting. Specifically, the Company determined that (1) the third-party game developer can benefit from each service on its own (i.e., each service is capable of being distinct), (2) each service is separately identifiable from other services in the contract and (3) the third-party game developers could have negotiated to purchase only the channeling service without purchasing the payment processing service or the server hosting service.

The detailed considerations the Company made for each service are as follows:

•	Server hosting service

The Company has determined that the server hosting service has commercial substance on a stand-alone basis, as the server hosting services can be sourced from the Company or other vendors. Of the third-party game developers who entered into revenue sharing arrangements with the Company, some game developers elected to host the game on their own servers, while other game developers elected to have other vendors provide them with the server hosting services and only contracted with the Company for the channeling services and payment processing services. Additionally, the Company’s data hosting subsidiary has been offering server hosting services on a stand-alone basis mainly to other online and mobile game developers.

Mr. Mark P. Shuman

December 24, 2014

•	Channeling service

The Company has determined that channeling services have commercial substance on a standalone basis, as the third-party game developers may source this service from another vendor. For example, the third-party game developers could have chosen to publish their games on other social media platforms, such as Facebook or Weibo.

Further, the third-party game developers could have negotiated to purchase the channeling services on a standalone basis, and one third-party game developer entered into such an agreement in early 2014.

•	Payment processing service

As discussed in the Company’s response to previous comment No. 34, the payment processing services arrangement requires the Company to calculate and remit the total amount of net proceeds to which the game developers are entitled under the revenue sharing arrangement, based on the monthly sales reports provided by the payment processing service providers, such as Apple and Google.

The Company has determined that the payment processing services have commercial substance on a stand-alone basis, as the third-party game developer could have negotiated to process the payment itself and remit the Company’s portion of the net proceeds to the Company. As noted above, one third-party game developer entered into an agreement without the payment processing services in early 2014.

As a result of the above analysis, the Company has determined that each of the three services has commercial substance on a standalone basis.

20.	We note that you estimated the profit margin for your payment processing services by surveying comparable companies which also provide similar payment processing services. Clarify which companies you surveyed, how you determined that the payment processing services provided were similar to yours, and how you determined their estimated profit margin for this stand-alone service. In this regard, clarify whether this was the only service that these companies provided for the fee. If part of a multiple element arrangement, clarify how you were able to determine the profit margin for this stand-alone service.

The Company advises the Staff that the Company surveyed the gross profit margin of the payments segment of eBay Inc. (“eBay”) and the consolidated gross profit margin of GMO Payment Gateway, Inc. (“GMO”) to estimate the profit margin for payment processing services.

Mr. Mark P. Shuman

December 24, 2014

The Company has determined that the payments segment of eBay and GMO provide similar payment processing services, as eBay’s payments segment and GMO enable payment processing services between the merchants (third-party game developers in the Company’s case) and consumers (end users in the Company’s case), and receive a predetermined fixed fee or percentage of the transaction amounts as service fees.

As noted in the Company’s response to previous comment No. 34, payment processing services consist of 1) receiving the net proceeds from payment processing service providers, 2) calculating the total amount of revenue to be shared with third-party game developers and 3) remitting such proceeds to the third-party game developers. From the perspective of a third-party game developer, the channeling services (i.e., the access to the Company’s several hundred million users) is, by far, the most valuable of the three services provided, whereas the payment processing services are low value, back-office type services.

The Company had made an effort to survey gross margins for standalone payment processing services. However, the Company was not able to find available public information that is detailed enough that specifies the gross margins for standalone payment processing services. The Company believes that while the gross margins of the companies surveyed may represent gross margins for multiple element arrangements of which payment processing services are some of the components, such gross margins still serve as a reasonable benchmark for estimating the gross margins for stand-alone payment processing services and represent the Company’s best estimate.

The Company recognizes revenue attributable to the payment processing services in the period such services are provided. As explained in the Company’s response to previous comment No. 34, an end user can no longer make purchases of in-game virtual items once the game termination announcement is made. Accordingly, the Company recognizes payment processing services revenue throughout the life of the game, and over the three months subsequent to the announcement of game termination due to payment processing services being provided on a three-month time lag. For accounting purposes, at any period end, the Company determines the amounts of revenue to be deferred at period end related to the payment processing services to be provided in the next three months.

For the years ended December 31, 2012 and 2013, the Company deferred approximately 20 million yen of revenue for both fiscal years. The Company performed a sensitivity analysis using a range of gross margin percentages and found the impact on the financial statements to be immaterial. Accordingly, the Company concluded that the estimated gross margins surveyed serve as a reasonable estimate for determining the amount of revenue related to payment processing service to be deferred at period end.

Mr. Mark P. Shuman

December 24, 2014

21.	We note in your response to prior comment 34 you state that you have to continue to provide server hosting services for two additional months until such game is terminated. Accordingly, the Company has estimated the fair value of two months of server hosting services and the revenue recognition of this amount is deferred to the two months following the announcement of the game termination. Considering that the Company will provide the hosting service over the life of the game, clarify why only two months of hosting services are allocated to this deliverable. Clarify why the fee allocated to these services does not include the fair value of hosting services that will be provided over the estimated life of the game, and why revenue is not recognized over this period.

The Company respectfully advises the Staff that revenue attributable to server hosting services is recognized ratably over the life of the game, which includes the two months following the announcement of the termination of the game. As discussed in the Company’s response to comment No. 34, while the game may continue to be played for two months following the announcement of the termination of the game, end users cannot make any additional purchases of in-game virtual items after such announcement. Accordingly, at any period end, the Company estimated and deferred the amount of revenue attributable to the server hosting services to be provided over the last two months of the game’s life.

Internally developed games and applications, page F-22

22.	We note in your response to prior comment 35 you state that you recognize Carrots immediately upon sale. However, you also indicate that each carrot is automatically “recharged”, at no cost, 15 minutes after completion of each round of play, therefore obviating the need to purchase additional Carrots. Please clarify your basis for recognizing revenue immediately upon sale considering that you will continue to provide players access to the game and use of the Carrots. That is, it appears that the purchased item continues to provide benefits over the life of the game. Tell us what consideration you gave to recognizing the consumable virtual items over the life of the game. While we note that you have no history of terminating games, tell us how you considered other industry and company data as well as management’s expectations regarding the life of these games.

The Company respectfully advises the Staff that a Carrot is a consumable virtual item, where a Carrot is consumed by a user’s specific action and does not provide a user with continuing benefits after the Carrot is used. As discussed in the Company’s response to previous comment No. 35, a user must consume one Carrot in order to play one round of the game. Upon consumption, a Carrot is removed from the user’s game board and provides no further benefits.

Mr. Mark P. Shuman

December 24, 2014

In addition, a user is initially given five free Carrots at the beginning of the game. After the player consumes a free Carrot, an additional free Carrot is automatically provided (or “recharged”) at the end of every 15 minute period until the player once again has five free Carrots available to use. As free Carrots are provided in this manner, the player who pays for a Carrot typically does so because he or she is not willing to wait 15 minutes to receive a free Carrot and the player is seeking to play an additional round of the game immediately. Therefore, the player purchases the Carrot and consumes it within several hours of purchase. This is consistent with what the Company noted through sampling end users’ purchase and consumption patterns, which are tracked separately by the Company’s internal IT system, thus allowing the Company to recognize revenue for Carrots immediately upon sale.

Based on the typical paying player’s purchasing and consumption patterns and behavior as discussed above, the Company believes that recognizing revenue related to the Carrot immediately upon sale is appropriate. Therefore, the Company believes that the life of the game is not relevant to the recognition of revenues from sale of Carrots.

23.	We note in your response you state that you determined that the interval between purchases of Pets served as a reasonable estimate of the usage period of the Pet. Clarify how you have determined that this is a reasonable estimate of the usage of previous Pets purchased. Clarify whether your systems track the specific usage of Pets purchased and also how you have taken into account periods of inactivity. To the extent you have not tracked specific usage for a sufficient period of time, tell us how you have considered recognizing revenue over the estimated life of the game until such history is developed.

The Company has determined that the purchase interval of Pets serves as a reasonable estimate of usage period (i.e., the estimated life of the Pets), based on the design of the game and the nature of Pets described below:

The Company offers several types of Pets, and each type of Pet has different skill levels. An end user may purchase a Pet through the purchase of a lottery chance, where a Pet is randomly released by the game. Pets are classified into three tiers (gold-5 Star; silver-3 Star; and bronze-1 Star), with the Pets in the gold tier having the highest skill level and the lowest probability of being received via the lottery. Duplicate Pets are automatically combined and upgraded to the next level in terms of skill level. Pets can also be upgraded by improving game scores, without cost to the end users.

Mr. Mark P. Shuman

December 24, 2014

For each round of the game, only one Pet may be used. The paying end user would typically use and focus on upgrading one Pet in order to maximize the utility of that Pet to improve his or her game scores and purchased lottery chances. Because end users have only a finite number of opportunities to improve the skill level of their “Pets” earned through improved game scores, a typical rational user will always concentrate his or her efforts on upgrading the user’s “strongest” Pet rather than diluting efforts over several different Pets. As a result, a Pet purchased and released through the lottery is either 1) useless to the end user as the skill level of such Pet is lower than the Pet that the end user is focused on, 2) a duplicate of an existing Pet, and as such is combined with an existing Pet and therefore immediately consumed, or 3) a Pet that has a skill level higher than that of the existing Pet that the end user is focused on upgrading, which will result in the end user replacing the existing Pet with that newly released Pet.

While the Company’s system does not track the specific usage of Pets purchased, the Company does not believe that recognizing revenue related to Pets over the estimated life of the game, which merely represents the period over which Pets are accessible to end users, reflects the economic substance of the transaction (i.e., the consumption period through which end users benefit from the Pets). Please refer to the Company’s response to comment No. 25 below, for further discussion on the Company’s basis for recognizing virtual items revenue over the estimated usage periods instead of recognizing related revenue over the expected life of the game.

The Company respectfully advises the Staff that the Company has factored the period of inactivity into its estimation of the usage period. Specifically, as the usage period is based on the interval between purchases of Pets, this interval includes both the estimated periods of activity and inactivity with respect to the Pet purchased. As the Company has designed the Pet in a way that a user would typically only use and focus on upgrading the “strongest” Pet, the Company determined that the interval between purchases of Pets serves as a reasonable estimate of the usage period of the Pet (i.e., the life of the Pet). Accordingly, the Company recognizes revenue attributable to sales of Pets based on their average purchase interval.

Mr. Mark P. Shuman

December 24, 2014

24.	We note in your response you state that you analyzed samples of end users’ purchasing behavior to derive average usage periods for the durable virtual items offered by your LINE Play application. Clarify whether your systems track the specific usage of these durable goods and also how you have taken into account periods of inactivity. To the extent you have not tracked specific usage for a sufficient period of time, tell us how you have considered recognizing revenue over the estimated life of the game until such history is developed.

The Company respectfully advises the Staff that the Company has factored the period of inactivity into its estimation of the usage period. Specifically, as the usage period for virtual items purchased within LINE Play represents the average interval between the estimated point in time an item is first purchased and the estimated point in time a user last uses the item, this interval includes both the estimated periods of activity and inactivity with respect to the item purchased.

In addition, while the Company’s system does not track the specific usage of fashion and interior items purchased, the information maintained in the Company’s internal IT systems is sufficiently detailed to track sales of such virtual items and the average number of virtual items an end user uses to accessorize his or her avatar and decorate his or her virtual room as of a point in time. Using the information tracked by the Company’s internal IT systems, the Company recognizes revenue of virtual items over the estimated usage periods, derived from the average number of items an end user uses at a point of time and the average turnover period of such virtual items.

The Company does not believe that recognizing revenue related to LINE Play virtual items over the estimated life of the game, which merely represents the period over which virtual items are accessible to end users, reflects the economic substance of the transaction, i.e. the consumption period through which end users benefit from such virtual items. Please refer to the Company’s response to comment No. 25 below, for further discussion on the Company’s basis for recognizing virtual items revenue over the estimated usage periods instead of recognizing related revenue over the expected life of the game. The Company has determined that the estimated usage period of a virtual item serves as a reasonable estimate of usage period based on the design of LINE Play and the nature of virtual items described below.

The Company closely analyzes end user behavior by directly monitoring on-line activity and by reviewing samples of end users’ published diaries. The Company observes user behavior and notes that virtual items purchased are utilized for only short periods of time subsequent to sale, which is consistent with the intended purpose of the application which was specifically designed to motivate users to make repeated purchases of new virtual items and quickly display their items in competition with other users.

Mr. Mark P. Shuman

December 24, 2014

Based on the purchase and usage behavior of end users, the Company has determined to recognize revenue related to LINE Play virtual items over the estimated usage period of the virtual items (i.e. the life of such virtual items) derived from the average number of items an end user uses at a point of time (i.e., the average number of fashion items an end user typically uses to accessorize his or her avatar, and the average number of interior items an end user typically uses to decorate his or her virtual room) and the average turnover period of such virtual items (i.e., the average period of time it takes an end user to replace such virtual items with newly purchased items).

25.	Tell us and clarify the basis for your disclosure as to why internally developed game, durable virtual item revenue is recognized over an estimated usage period yet the durable items are accessible over a game’s life.

The Company respectfully advises the Staff that while a durable virtual item is accessible to an end user over the life of the game, the Company has determined that recognizing revenue related to durable virtual item over the period of accessibility does not reflect the economic substance of the transaction. Specifically, the Company believes that the period of accessibility does not reflect end users’ actual consumption pattern of virtual items. Instead, the Company has determined that the estimated usage period of a virtual item is a better reflection of the economic substance of the transaction, as it represents the period over which benefits attributable to the virtual items are consumed by an end user.

In reaching the conclusion above, the Company considered the revenue recognition criteria for transactions involving the rendering of services in paragraphs 20 through 28 of IAS 18. Specifically, paragraph 20(c) refers to the “stage of completion of the transaction” as a condition for recognition of revenue. Paragraph 24 further elaborates on the “stage of completion” condition:

“The stage of completion of a transaction may be determined by a variety of methods. An entity uses the method that measures reliably the services performed. Depending on the nature of the transaction, the methods may include:

a.	surveys of work performed;

b.	services performed to date as a percentage of total services to be performed; or

c.	the proportion that costs incurred to date bear to the estimated total costs of the transaction. Only costs that reflect services performed to date are included in costs incurred to date.”

Mr. Mark P. Shuman

December 24, 2014

The Company believes that the end of the usage period represents the point in time at which the services related to the virtual item have been delivered and the transaction is complete as determined by the Company’s surveying of user purchasing patterns and usage behavior. As the end user does not use the virtual item beyond such point in time, the Company does not believe that further deferral of revenue is necessary, even though the virtual item continues to be accessible to the end user. Accordingly, the Company believes that recognizing revenue over the usage period represents a reasonable interpretation of the “stage of completion” condition for the purposes of recognizing revenue related to virtual items.

(iii) LINE advertising – Official Accounts and Sponsored Stickers, page F-22

26.	Please revise your disclosures to state that you recognize Official Accounts subscription revenues and Portal advertising ratably over the contract period, if true, or explain why the contract period is not the appropriate revenue recognition period.

In response to the Staff’s comment, the Company has revised its disclosure on page F-25.

Exhibits

27.	We note your response to prior comment 43 that you do not intend to file the data hosting agreement with NAVER Business Platform Corporation dated October 20, 2010. Please provide an analysis as to why you believe that this agreement was entered into in the ordinary course of business given that it was entered into with an affiliate and the terms of the agreement were not negotiated at arms-length. Further, explain why this agreement is not material and is not required to be filed as a related party agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. In this respect, we note that NAVER Business Platform Corporation is a subsidiary of the parent company that holds 100% of the company’s outstanding common stock.

The Company advises the Staff that the data hosting agreement with NAVER Business Platform Corporation dated December 20, 2010 was replaced by an information technology service agreement with NAVER Business Platform Corporation dated April 1, 2013 (the “IT Service Agreement”). The Company has revised the disclosure on page 138 accordingly. In response to the Staff’s comment, the Company plans to file the IT Service Agreement as an exhibit to the Draft Registration Statement. The Company intends to file a confidential treatment request seeking to keep certain of the commercial terms of the IT Service Agreement confidential.

*        *        *         *        *        *        *

Mr. Mark P. Shuman

December 24, 2014

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of our client, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Draft No. 3 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:       Laura Veator, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Jan Woo, Attorney-Advisor

Division of Corporation Finance, Securities and Exchange Commission

Akira Morikawa, Representative Director, President and Chief Executive Officer

LINE Corporation

Alan L. Beller, Esq.

Craig B. Brod, Esq.

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq.

David Sneider, Esq.

Youngjin Sohn, Esq.

Simpson Thacher & Bartlett LLP